Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO ARTICLES OF INCORPORATION FOR NEVADA PROFIT CORPORATIONS

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of Corporation: Soul and Vibe Interactive Inc.

2.	The articles have been amended as follows:

Article III is hereby amended to read as follows:

Number and Designation. That the total number of stock authorized that may be issued by the Corporation is 750,000,000 shares of common stock with a par value of one thousandth of one cent ($0.001) per share and ten million (10,000,000) shares of preferred stock with a par value of one thousandth of one cent ($0.001) per share and no other class of stock shall be authorized. Said shares may be issued by the Corporation from time to time for such consideration as may be fixed by the Board of Directors.

3.	Neither the language under the heading Article 3A nor Article 3B shall be amended in any way.

4.	The vote by which the shareholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 88.8%

5.	Effective date of filing: January 7, 2016

6.	Signature: /s/ Tony Chiodo, Chief Executive Officer